UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Keryx Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

492515101

(CUSIP Number)

Seth A. Klarman,  The Baupost Group, L.L.C.  10 St. James Avenue, Suite 1700,  Boston,  Massachusetts  02116  Phone : (617) 210-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Baupost Group, L.L.C. 04-3402144

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baupost Group GP, L.L.C. 83-3254604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth A. Klarman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by The Baupost Group, L.L.C., a Massachusetts limited liability company, SAK Corporation and Seth Klarman (“Mr. Klarman”) with respect to the Common Stock of the Issuer on October 20, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed on June 1, 2016 (“Amendment No. 1”), Amendment No. 2 thereto filed on May 10, 2018 by Mr. Klarman, The Baupost Group, L.L.C., a Delaware limited liability company (“Baupost”), and Baupost Group GP, L.L.C., a Delaware limited liability company (“Baupost GP,” and, together with Mr. Klarman and Baupost, the “Reporting Persons”), with respect to the Issuer that removes information with respect to The Baupost Group, L.L.C., a Massachusetts limited liability company, and SAK Corporation (“Amendment No. 2") and Amendment No. 3 thereto filed on June 28, 2018 ("Amendment No. 3" and, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 4 (“Amendment No. 4”) does not modify any of the information previously reported in the Schedule 13D.

This is the final amendment to the Schedule 13D and an exit filing for the Reporting Persons.

Item 2.	Identity and Background

(a)	No changes to Item 2 of the Schedule 13D are made by Amendment No. 4.

(b)

(c)

(d)

(e)

(f)

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end.

On December 11, 2018, Baupost Group Securities, L.L.C. surrendered its New Notes for conversion into the 35,582,335 Conversion Shares in accordance with the terms of the indenture governing the New Notes and the Notes Conversion Agreement. Pursuant to the Notes Conversion Agreement, Baupost Group Securities, L.L.C. also received an additional 4,000,000 shares of Common Stock as consideration for such conversion.

On December 12, 2018, the Merger Agreement among the Issuer, Parent and Merger Sub closed. Pursuant to the terms of the Merger Agreement, upon the closing of the Merger, all shares of Common Stock held by the Reporting Persons (including all shares of Common Stock issued pursuant to the terms of the Notes Conversion Agreement) converted into common stock, par value $0.00001 per share, of Akebia Therapeutics, Inc.

Item 4.	Purpose of Transaction

The information included in Item 3 above is incorporated herein by reference. In addition, the information contained in Item 4 of the Schedule 13D is hereby amended by deleting all information after the first two paragraphs and replacing such disclosure with the information below.

On December 11, 2018, the Notes Conversion Agreement closed and on December 12, 2018, the Merger Agreement closed. Following such closings, the Reporting Persons held zero shares of Common Stock.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	The responses to Items 7-13 on the cover pages are incorporated by reference herein.

(b)	The responses to Items 7-13 on the cover pages are incorporated by reference herein.

(c)

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)

(e)
As a result of the transactions described in Item 4 above, as of December 12, 2018, each of the Reporting Persons ceased to be a beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Issuer. Therefore, this Amendment No. 4 constitutes the final amendment to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

No changes to Item 7 of the Schedule 13D are made by Amendment No. 4.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Baupost Group, L.L.C.

December 13, 2018	By:	/s/ Seth A. Klarman
Chief Executive Officer

Baupost Group GP, L.L.C.

December 13, 2018	By:	/s/ Seth A. Klarman
Managing Member

Seth A. Klarman

December 13, 2018	By:	/s/ Seth A. Klarman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)